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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                                  Commission File Number 0-23705


         (Check One)



         [ ]  Form 10-K and Form 10-KSB     [ ]  Form 11-K

         [ ]  Form 20-F     [X]  Form 10-Q and Form 10-QSB     [ ]  Form N-SAR

         For Period Ended:                    March 31, 2000
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         [ ]  Transition Report on Form 10-K and Form 10-KSB

         [ ]  Transition Report on Form 20-F

         [ ]  Transition Report on Form 11-K

         [ ]  Transition Report on Form 10-Q and Form 10Q-SB

         [ ]  Transition Report on Form N-SAR

         For the Transition Period Ended:



         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:           N/A
                                                       -------------------------
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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant        AUTOMOTIVE PERFORMANCE GROUP, INC.
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         Former name if applicable      N/A
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         Address of principal executive office (Street and number)
                              7341 Anaconda Avenue
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         City, state and zip code   Garden Grove, California 92841
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         During 1999 the Company implemented a major restructuring of its business. A number of significant events were completed during the year, including the sale or winding down of its operating units that existed at the beginning of the year. In the third quarter of 1999, the Company completed the acquisition of a 22% interest in PBT Brands, Inc., a company that has revenues significantly greater than the Company experienced in the previous year. The essence of these events has been discussed in the Form 10-QSB for the quarter ended September 30, 1999. The number, complexity and materiality of the transactions involved in the restructuring requires a significant investment of time and resources to complete the legal, accounting, and audit tasks necessary before a Form 10-KSB can be filed. Currently, the Company believes it
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will be able to file the Form 10-KSB for 1999 by May 31, 2000. Upon completion of the 1999 year-end financial statements and SEC filings, work can begin on the Form 10-QSB for the quarter ended March 31, 2000. Currently, the Company believes it will be able to file the Form 10-QSB for March 31, 2000 by June 30, 2000.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

          Carl Walker                               (714)-373-2837
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           (Name)                             (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [ ]  Yes    [X]  No

         On August 16, 1999, the Company filed a Current Report on Form 8-K. This report disclosed the purchase of a 22% ownership position in PBT Brands, Inc. ("PBT") on August 4, 1999. That Form 8-K indicated that the financial statements and pro forma financial information required to be filed as part of that Form 8-K were not available by August 16 and that those documents would be filed by an amendment to that Form 8-K. While the Company has not received all of the required documents to date, it is now anticipated that these documents will be completed during the second quarter of 2000. The Company will file the amendment when it receives all required materials.

         As stated in its Form 12b-25 filed on March 30, 2000, the Company has not been able to finish preparing its Form 10-KSB for the year ended December 31, 1999. Currently, the Company believes it will be able to file the Form 10-KSB for 1999 by May 31, 2000.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X]  Yes     [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As disclosed in the Forms 10-QSB for the second and third quarters of 1999, the results of operations from last year, except for corporate expenses, will be reflected on this year's earnings statements as "operations from discontinued operations", and activities from new acquisitions will be reflected in the earnings statements for the first time in the third quarter of 1999. At this time, the Company is not able to quantitatively estimate with reasonable accuracy the results of operations for the first quarter of 2000 because it is awaiting the results from the company in which it holds a minority interest. APG's share of this other company's operations are significant to APG's operating income or loss.
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                       AUTOMOTIVE PERFORMANCE GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2000      By:              /s/ Carl Walker
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                                          Carl Walker,
                                          Treasurer